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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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
(Check One):  [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR           -----------------------------
For Period Ended: December 31, 2001                                                                       SEC FILE NUMBER
                                                                                                            333-46212-01
[ ] Transition Report on Form 10-K                                                                  -----------------------------
[ ] Transition Report on Form 20-F                                                                  -----------------------------
[ ] Transition Report on Form 11-K                                                                         CUSIP NUMBER
[ ] Transition Report on Form 10-Q                                                                         664785-AF-9
[ ] Transition Report on Form N-SAR                                                                 -----------------------------

For the Transition Period Ended:
                                ---------------------------------------------------------

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                              Read Instructions (on back page) Before Preparing Form. Please Print or Type.
           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

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PART I REGISTRANT INFORMATION

Northern Border Intermediate Limited Partnership
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Full Name of Registrant


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Former Name if Applicable

1111 South 103rd Street
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Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68124-1000
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City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed no later than the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed no later than the fifth calendar day following the prescribed due date; and

[X]     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arthur Andersen LLP, the principal independent auditors of Northern Border Intermediate Limited Partnership (the "Partnership"), resigned effective February 5, 2002. On February 19, 2002, the Partnership and KPMG LLP signed a letter of engagement whereby KPMG LLP agreed to perform an audit of the Partnership for the fiscal year ended December 31, 2001 and thereafter to continue as the principal independent auditors of the Partnership and its affiliates.

The Partnership respectfully represents that due to the resignation of its principal independent auditors and the subsequent engagement of KPMG LLP on February 19, 2002, the Partnership is unable to timely file its Annual Report on Form 10-K for the fiscal year ending December 31, 2001 without unreasonable effort or expense prior to the due date.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Partnership's principal independent auditors confirming the reasons for the above described delay.

The Partnership represents that its Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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
                  William R. Cordes                                 402                               398-7700
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                       (Name)                                   (Area Code)                       (Telephone Number)
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(2)     Have all other periodic reports required under section 13 or 15(d)
        of the Securities Exchange Act of 1934 or section 30 of the Investment
        Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Partnership's financial results for the fiscal year ended December 31, 2001 are anticipated to improve as compared to those for the fiscal year ended December 31, 2000. The Partnership currently estimates that Net Income will improve from $76.7 million to $87.8 million for the fiscal years ended December 31, 2000 and 2001, respectively. The increase in Net Income for the fiscal year ended December 31, 2001 is attributable to various acquisitions that were made during 2001.

                Northern Border Intermediate Limited Partnership
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2002                          By:      /s/ William R. Cordes
                                              Name:    William R. Cordes
                                              Title:   Chief Executive Officer


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                                                         EXHIBIT to FORM 12b-25

KPMG
      Two Central Park Plaza                              Telephone 402 348 1450
      Suite 1501                                          Fax 402 348 0152
      Omaha, NE 68102

      233 South 13th Street, Suite 1600                   Telephone 402 476 1216
      Lincoln, NE 68508-2041                              Fax 402 476 1944


March 29, 2002

PRIVATE & CONFIDENTIAL
Securities and Exchange Commission
Washington, D.C. 20549

Re: Commission File Number 333-46212-01

Dear Sirs:

We have read the applicable section of the Form 12b-25 of Northern Border Intermediate Limited Partnership and are in agreement with the statements made therein.

Very truly yours,

/s/ KPMG LLP